EXCEED COMPANY LTD. ANNOUNCES EXPIRATION OF WARRANTS AND UPDATE ON SHARE REPURCHASE PROGRAM

Fujian, China — October 26, 2011 — Exceed Company Ltd. (Nasdaq: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, today announced that it has notified the Nasdaq Stock Mar ket (“Nasdaq”) of its intent to file a Form 25 with the United States Securities and Exchange Commission (“SEC”) on November 3, 2011 to withdraw the Company’s publicly traded warrants from listing on the Nasdaq.  The Company’s publicly traded warrants (Nasdaq: EDSWW/ EDSUU) will expire in accordance with their terms on November 8, 2011. The publicly traded warrants of the Company include the warrants and the units (which are comprised of one share and one warrant), both of which were registered with SEC pursuant to a Form S-1 registration statement declared effective on November 8, 2007. As no broker protection period will be imposed on the warrants, the trading of warrants and units will be suspended following market close on November 3, 2011.

In addition, Exceed announces that in accordance with its share repurchase program announced on August 15, 2011, the Company has purchased up to 200,200 of its ordinary shares as of October 21, 2011, at an average price of $3.89 per share.  As previously announced, the Company is authorized to repurchase up to US$10 million of its ordinary shares within 6 months of August 15, 2011 using existing cash reserves.  Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise.  The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and be subject to the restrictions relating to volume, price and timing under applicable laws.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our anticipated repurchase of its ordinary shares and the manner of such repurchases. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our future actions could be materially different from our current expectations. A number of factors could cause to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies and our financial condition. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Bryan Degnan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com